                                                                  CONFORMED COPY

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    Pursuant to Rule 13a-16 or 15d-16 of the
                        Securities Exchange Act of 1933

                          For the month of October 2005

                                BANCOLOMBIA S.A.
                 (Translation of Registrant's name into English)

                               Calle 50 No. 51-66
                               Medellin, Colombia
                    (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                   Form 20-F   X     Form 40-F
                             -----             -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                            Yes         No   X
                                -----      -----

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.)

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This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 001-32535).

                                    SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        BANCOLOMBIA S.A.
                                        (Registrant)


Date: October 5, 2005                   By /s/ JAIME ALBERTO VELASQUEZ B.
                                           -------------------------------------
                                        Name: Jaime Alberto Velasquez B.
                                        Title: Vice President of Finance

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(BANCOLOMBIA LOGO)                                                          CIB
                                                                          LISTED
                                                                           NYSE

           BANCOLOMBIA S.A. DISCLOSES THE CURRENT STATUS OF THE SHARE
        EXCHANGE PROCESS RELATED TO THE MERGER WITH CONAVI AND CORFINSURA
                     (POST SPIN-OFF) ENDING OCTOBER 31, 2005

MEDELLIN, COLOMBIA. OCTOBER 5, 2005

In accordance with the merger agreement approved by the General Shareholders Meetings of the merged entities, shareholders of CONAVI BANCO COMERCIAL Y DE AHORROS S.A. (Conavi) and CORPORACION FINANCIERA NACIONAL Y SURAMERICANA S.A. (Corfinsura) (post spin-off) can choose the class of shares of Bancolombia (common or preferred) to be received in exchange for their Conavi or Corfinsura shares within the three month period following the completion of the merger, ending October 31, 2005.

As of September 30, 2005, two months have passed since the completion of the merger and nearly 89% of the share exchange process has been completed, as shown below:

                                                JULY 30, 2005                 SEPTEMBER 30, 2005
                                               --------------                 ------------------
                                               (Completion of
                                                 the merger)
COMMON SHARES                                    398,259,608                      493,452,946

PREFERRED SHARES                                 178,435,787                      217,586,618

TOTAL NUMBER OF SHARES OUTSTANDING               576,695,395                      711,039,564

ESTIMATED NUMBER OF SHARES TO BE EXCHANGED       151,133,714                       16,789,545

ESTIMATED NUMBER OF SHARES OUTSTANDING UPON
COMPLETION OF THE EXCHANGE, NOT ACCOUNTING
FOR CASH PAYMENTS FOR THE FRACTIONAL SHARES
OF BANCOLOMBIA THAT RESULT FROM THE EXCHANGE                    727,829,109

Once the three month share exchange term has expired, shareholders of Conavi and Corfinsura (post spin-off) who did not exercise their right to choose the class or shares of Bancolombia to be received in the exchange will receive common shares.

The total number of outstanding shares and the total number of ordinary and preferred shares will only be known once the three month share exchange term has expired.

Until October 31, 2005, shareholders of Conavi and Corfinsura (post spin-off) that have not exchanged their shares can go to Fiducolombia and Bancolombia branches designated for such purpose, elect the class of Bancolombia shares they want to receive in exchange for their Conavi or Corfinsura shares and give instructions regarding the fractional shares that result from the exchange. For more information access the web page: www.clientes.elsitiodelaintegracion.com

Contacts
SERGIO RESTREPO       JAIME A. VELASQUEZ    MAURICIO BOTERO
EXECUTIVE VP          FINANCIAL VP          IR MANAGER
TEL.: (574) 3120332   TEL.: (574) 5108666   TEL.: (574) 5108866